UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 16, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON

OPERATING DATA FOR MAY 2021

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In May 2021, the Company’s passenger transportation capacity (measured by available seat- kilometres) increased by 93.53% year-on-year, among which, the passenger transportation capacity of its domestic, international and regional routes increased by 96.82%, 5.12% and 229.13% year-on-year, respectively; passenger traffic volume (measured by revenue passenger-kilometres) increased by 126.20% year-on-year, among which, the passenger traffic volume of its domestic and regional routes increased by 129.23% and 1,122.16% year-on-year, respectively, while the passenger traffic volume of its international routes decreased by 4.84% year-on-year; and passenger load factor increased by 10.92 percentage points year-on-year to 75.59%, among which, the passenger load factor of its domestic and regional routes increased by 10.80 and 44.84 percentage points year-on-year, respectively, while the passenger load factor of its international routes decreased by 4.27 percentage points year-on-year.

In relation to freight transportation, the freight transportation business of the Company only consists of freight transportation operated through passenger aircraft, and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In May 2021, freight traffic volume increased by 61.20% year-on-year.

In May 2021, the Company launched new domestic passenger transportation routes such as Dalian — Xinyang — Guilin.

II.	FLEET STRUCTURE

In May 2021, the Company introduced five A320NEO aircraft and one ARJ21 aircraft. As of the end of May 2021, the Company operated a total of 738 aircraft, including 285 self-owned aircraft, 261 aircraft under finance lease and 192 aircraft under operating lease.

Details of the fleet structure were as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total

	Wide-body passenger aircraft	44	46	5	95
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	8	0	9
4	A330 series	30	21	5	56

	Narrow-body passenger aircraft	239	212	187	638
5	A320 series	137	139	71	347
6	B737 series	102	73	116	291

	Regional aircraft	2	3	0	5
7	ARJ series	2	3	0	5

	Total	285	261	192	738

Note:	The nine business aircraft self-owned by and held under trust of the Company were not included in the fleet structure.

III.	MAJOR OPERATING DATA

	Amount completed in May 2021	Amount completed in May 2020	Year-on- year increase		Total amount completed from January to May in 2021	Total amount completed from January to May in 2020	Year-on- year increase

Passenger Transportation Data ASK (available seat-kilometres) (millions)	16,799.56	8,680.62	93.53%		71,095.37	51,183.53	38.90%
— Domestic routes	16,359.51	8,312.04	96.82%		69,023.33	36,704.41	88.05%
— International routes	362.78	345.11	5.12%		1,800.17	13,838.83	-86.99%
— Regional routes	77.28	23.48	229.13%		271.87	640.30	-57.54%

RPK (revenue passenger-kilometres) (millions)	12,699.23	5,614.17	126.20%		49,917.06	34,165.28	46.10%
— Domestic routes	12,503.91	5,454.86	129.23%		49,119.32	24,455.85	100.85%
— International routes	147.90	155.42	-4.84%		654.44	9,339.75	-92.99%
— Regional routes	47.42	3.88	1122.16%		143.30	369.68	-61.24%

Number of passengers carried (thousands)	9,335.09	4,171.14	123.80%		36,284.47	20,562.44	76.46%
— Domestic routes	9,281.53	4,144.81	123.93%		36,080.81	18,235.67	97.86%
— International routes	22.90	22.58	1.42%		108.19	2,044.46	-94.71%
— Regional routes	30.66	3.75	717.60%		95.48	282.31	-66.18%

Passenger load factor (%)	75.59	64.67	10.92	pts	70.21	66.75	3.46	pts
— Domestic routes	76.43	65.63	10.80	pts	71.16	66.63	4.53	pts
— International routes	40.77	45.04	-4.27	pts	36.35	67.49	-31.14	pts
— Regional routes	61.37	16.53	44.84	pts	52.71	57.74	-5.03	pts

Freight Transportation Data AFTK (available freight tonne-kilometres) (millions)	945.22	611.94	54.46%		4,283.08	2,300.53	86.18%
— Domestic routes	345.32	144.46	139.04%		1,512.59	673.60	124.55%
— International routes	594.23	464.68	27.88%		2,749.28	1,601.15	71.71%
— Regional routes	5.67	2.80	102.50%		21.21	25.78	-17.73%

	Amount completed in May 2021	Amount completed in May 2020	Year-on- year increase		Total amount completed from January to May in 2021	Total amount completed from January to May in 2020	Year-on- year increase

RFTK (revenue freight tonne-kilometres) (millions)	335.68	193.28	73.68%		1,468.08	758.54	93.54%
— Domestic routes	77.57	55.97	38.59%		350.57	239.63	46.30%
— International routes	257.20	136.71	88.14%		1,113.19	514.13	116.52%
— Regional routes	0.92	0.60	53.33%		4.32	4.78	-9.62%

Weight of freight carried (million kg)	85.97	53.33	61.20%		382.56	232.98	64.20%
— Domestic routes	54.24	38.85	39.61%		242.42	165.98	46.05%
— International routes	30.80	13.88	121.90%		135.79	62.67	116.67%
— Regional routes	0.92	0.60	53.33%		4.35	4.33	0.46%

Freight load factor (%)	35.51	31.58	3.93	pts	34.28	32.97	1.31	pts
— Domestic routes	22.46	38.74	-16.28	pts	23.18	35.57	-12.39	pts
— International routes	43.28	29.42	13.86	pts	40.49	32.11	8.38	pts
— Regional routes	16.16	21.51	-5.35	pts	20.37	18.53	1.84	pts

Consolidated Data ATK (available tonne-kilometres) (millions)	2,457.18	1,393.20	76.37%		10,681.66	6,907.04	54.65%
— Domestic routes	1,817.68	892.54	103.65%		7,724.69	3,977.00	94.23%
— International routes	626.88	495.74	26.45%		2,911.29	2,846.64	2.27%
— Regional routes	12.62	4.91	157.03%		45.68	83.40	-45.23%

RTK (revenue tonne-kilometres) (millions)	1,462.56	694.35	110.64%		5,910.45	3,758.91	57.24%
— Domestic routes	1,187.11	542.85	118.68%		4,721.97	2,394.62	97.19%
— International routes	270.34	150.56	79.56%		1,171.44	1,327.18	-11.73%
— Regional routes	5.12	0.95	438.95%		17.03	37.11	-54.11%

Overall load factor (%)	59.52	49.84	9.68	pts	55.33	54.42	0.91	pts
— Domestic routes	65.31	60.82	4.49	pts	61.13	60.21	0.92	pts
— International routes	43.12	30.37	12.75	pts	40.24	46.62	-6.38	pts
— Regional routes	40.53	19.25	21.28	pts	37.29	44.49	-7.20	pts

Note:

Freight transportation data only contained data of bellyhold space in passenger aircraft and passenger-to-freighter conversion. The table does not contain data of the total fleet of freighter aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The novel coronavirus (COVID-19) pandemic still has an impact on the air transportation business of the Company, especially on the international and regional routes, the time span and severity of which has great uncertainty. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
15 June 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).